Amber N. Neubert

1500 Woodmen Tower

1700 Farnam St

Omaha, NE 68102-2068

Tel: 402.344.0500

Fax: 402.344.0588

Direct: 402.636.8248

aneubert@bairdholm.com

www.bairdholm.com

December 23, 2008

VIA EDGAR AND FACSIMILE

Ms. Lily Dang

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Kiewit Royalty Trust

Item 4.01 Form 8-K

Filed December 9, 2008

Form 10-Q for Quarter Ended September 30, 2008

Filed November 17, 2008

File No. 000-10810

Dear Ms. Dang:

Kiewit Royalty Trust (the “Trust”) has received your letter dated December 16, 2008, relating to the filings referenced above. The Trust intends to promptly respond to your letter; however, the Trust is currently unable to provide all of the information you requested due to absences during the holiday season and completion of its analysis relating to the material weakness. The Trust expects to provide a response during the week of January 12, 2009.

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing.

Thank you in advance for your cooperation in these matters.

Respectfully Submitted,

/s/ A. N. Neubert
Amber N. Neubert
FOR THE FIRM